December 19, 2007

Ms. Jennifer Mills
Registered Product Development Consultant
Principal Life Insurance Company
The Principal Financial Group
711 High Street, N-004-E20
Des Moines, Iowa 50392-0300

Re: Principal Life Insurance Company Variable Life Separate Account
                 Initial Registration Statement on Form N-6
                 File Nos. 333-146896 & 811-05118

Dear Ms. Mills:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on October 24, 2007. We provided a full review of the above referenced filing. For the comments that follow, page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. ***Cover Page:*** Please indicate whether this is an individual or group contract or both.

2. ***Adverse Tax Consequences (p. 5):*** In the Adverse Tax Consequences section, please indicate that for modified endowment contracts, distributions and loans may be taxable as ordinary income and not a return of investment. Also, please state that estate tax may apply to payment of death benefit proceeds.

3. ***Fee Tables - Generally (pp. 6-11):*** Please separate the three required fee tables introducing each with the preamble language appropriate to that table per the example offered in Item 3 of Form N-6. In presenting charges that decline over time, please include only the maximum value in the table; variations for other years may be indicated in footnotes. See General Instruction 1(f) to Item 3. The charts also should provide different descriptions of the representative insured corresponding to the different characteristics upon which the charges vary. Each description should reflect only the characteristics that affect the amount of that charge. For example, if the charge for Rider A varies based on issue age, gender and face amount, "non tobacco" should not be included in the description of the Rider A representative insured.

4. ***Transaction Fee Table: Sales Charge for Surrender Charge Adjustment Rider (p. 6):*** Per General Instruction 1(f) of Item 3, you may include information regarding charges in other years in a footnote to the table. However, variations in the charges for other years can only be presented in footnotes and should not be presented in the table itself. Please revise accordingly. Note that this applies to multiple charges (*e.g.* Asset Based Charge, Monthly Administration Charge, Net Policy Loan Charge, and Accelerated Benefits Rider). See also Comment 5(a) below.

5. ***Periodic Charge Table (pp. 7-8)***
a. <u>*Sales Charge for Surrender Charge Adjustment Rider (p. 6)*</u>*:* Please present the additional sales charge for a contract with the Surrender Charge Adjustment Rider (0.25% of premium paid) as a separate transaction fee with its own line item. Per Item 3 General Instruction 1(f), you may include a footnote saying the charge is only assessed on premiums received the first policy year.

b. *Asset Based Charge (p. 7):* If the Asset Based Charge is intended to cover Registrant's mortality and expense risk, please call it a mortality and expense charge. If a different charge serves this purpose, please rename both charges so the purpose of each charge is clear from its name.

c. *Net Policy Loan Charge (p. 7):* Please consider inserting the word "net" between "loan" and "balance" in the Amount Deducted column and moving the parenthetical information to a footnote.

d. *Accidental Death Benefit Rider (p. 8):* Please include a footnote cross-referencing the portion of the prospectus describing how the rider benefit amount is determined.

e. *Accelerated Benefits Rider (p. 8):* The fee table charge (page 8) and the narrative description of that charge (page 22) do not appear consistent. Please reconcile or clarify.

f. *Death Benefit Advance Rider (p. 8):*
   (i) *Administrative Charge:* On page 23, you reserve the right to charge an administrative fee for each death benefit advance in addition to the maximum lien interest permitted by law. Please include the maximum future administrative charge in the fee table under the "Amount Deducted" column.

   (ii) *Lien Interest Charge:* The fee table description of lien interest portion of the charge does not present the maximum guaranteed charge adequately. Neither the fee table footnote nor the narrative description on page 23 are to vague for a reader to determine the maximum charge or the maximum rate of the charge under the contract . See Rule 421. Please revise the disclosure to identify the maximum fee in terms of a fixed value or a value that varies according to a formula that is fixed at the time the contract is purchased. See General Instruction 1(f) of Item 3.

   (iii)*Related Footnote 6 (p. 9):* Please revise this footnote in plain English. Rule 421. Please consider describing the practical effect of the maximum rate formula presented.

g. *Life Paid-Up Rider (p. 8):* The charge for this rider appears to be assessed only once. If correct, please move the presentation from the periodic fee table to the transaction fee table. If incorrect, please revise the page 23 disclosure which states, "[t]here is a one-time charge at the time the rider benefit begins." Also, the charge does not appear to vary based on personal characteristics. Either delete the references to charges applicable to a representative insured or identify the characteristics upon which the charge varies and describe how they affect its value.

h. *Salary Increase Rider (pp. 8, 24):* Please add a footnote to the fee table indicating where the rider benefit value is explained. In the narrative (page 24), add corresponding disclosure that identifies the factors that determine the benefit and, in turn, the rider charge.

6. Underlying Fund Fee Waivers (pp. 9-11):
a. *N-6 Portfolio Fee Table (p. 9):* State the contractual waiver periods described in Footnote 7.

b. *Optional N-1A Portfolio Fee Table (pp. 9-11):* Note that contractual agreements may only be reflected in the fee table if the contract period will continue for at least a year from the date of the prospectus.

7. Glossary (pp. 12-13):
a. *Additional Terms:* Either in the Glossary or in the narrative, please add user-friendly definitions of the following terms as used on the pages indicated and refer to them as capitalized, defined terms throughout the prospectus and SAI: Transfer (p. 7); Loan Balance (p. 7); Planned Periodic

Premium (p. 8); DCA Duration (p. 16); Business Case(s) (p. 22); Maturity Proceeds (p. 23); Planned Scheduled Premium (p. 24); "Becomes Disabled" (p. 24); and Preferred Partial Surrender (p. 35).

b. *Death Benefit Guarantee Premium Requirement (p. 12):* If correct, please clarify this is a hypothetical value against which a contractowner's cumulative premium payments minus withdrawals are compared to determine eligibility for death benefit guarantee protection. Also, either here or in the narrative description on page 26, clarify how the <u>Monthly</u> Death Benefit Guarantee Premium amount is calculated and how the two values differ.

c. *Fixed Account, Fixed DCA Account, and Loan Account (p. 12):* Please indicate whether any of these accounts are subsets of the General Account. Also describe the interest paid on each of these accounts and the General Account or indicate that no interest is paid.

d. *Target Premium (p. 13):* Please clarify whether the Target Premium is an amount the contractowner is required to pay or a benchmark value established for the purpose of determining the value of certain charges.

e. *Underlying Mutual Fund (p. 13):* Please state that the underlying funds are not publicly available or explain to the Staff why this disclosure is not appropriate.

8. The Fixed Dollar Cost Averaging Account (p. 16): The first sentence of the second paragraph under this header is confusing. Please clarify the relationship between "the 21st day from the effective date" and "monthly date."

9. Transfer Fee (p. 17): Please indicate whether contractowners will be notified should you exercise your right to impose the transfer fee. In addition, please clarify whether the fee would be applied once for multiple transfers requested at the same time or separately to each individual transfer requested.

10. Cost of Insurance ("COI") Charge (p. 18): Please clarify that for policies that are not medically underwritten, healthy individuals pay higher COI charges because they bear a portion of the cost of insuring the less healthy individuals in the group.

11. The Contract (p. 19): Please delete the last sentence of this section which suggests that the prospectus is not complete.

12. Policy Limitations: Division Transfers (p. 20): Please revise the third sentence of the first paragraph under this heading. The current phrase, "determined *as of the end* of the valuation period," is ambiguous. (Emphasis added.) Specifically, clarify that transfers are valued based on the unit value *next determined after the receipt* of the transfer request. This comment also applies to similar statements under "Allocation of Premiums" (page 27) and "Surrenders" (page 34).

13. Optional Insurance Benefits – Generally (pp. 22-24): The description of each rider should state the rider's maximum charge and explain how it is calculated. If the current charge is below the maximum, you may indicate it as well. Please be specific; this disclosure should be consistent with and expand upon the summary of maximum charges in the fee tables. If two or more riders provide similar benefits, the disclosure should provide enough information for the reader to distinguish between (a) the benefits each provides; (b) the amount each will cost over time; (c) and how each may impact contract value, death benefits and any other relevant contract features. You may include examples illustrating these differences and comparing the effect of the riders on contract values.

14. Accelerated Benefits Rider (p. 22): Please clarify whether the advanced death benefit is paid to the contractowner or to the insured if they are not the same person. Also please revise the statement describing the rider charge. Specifically, delete the portion of the statement that says, "[t]here is no charge for this rider other than…" You may describe the rider fee as interest on the advanced amount and should identify the maximum rate of interest. In addition, please provide additional disclosure explaining how this rider differs from the Death Benefit Advance Rider and the circumstances in which each would be more advantageous than the other.

15. Accidental Death Benefit Rider (p. 22): If the value of the rider benefit varies based on the investment experience of the underlying funds selected, please describe how the benefit is calculated. Please consider describing the individual characteristics upon which the benefit charge may vary.

16. Death Benefit Advance Rider (p. 23): Please revise the description of this rider in the same manner as requested for the Accelerated Benefits Rider. In addition, if true, add parallel language indicating that benefit payments may be taxable. Finally, if you are reserving the right to charge an administrative fee, the maximum amount of that fee must be included in the fee table.

17. Extended Coverage Rider (p. 23): Please explain to the Staff the basis for restricting redemption after the Extended Coverage Rider has been exercised and the policy's value is no longer life contingent. Alternatively, disclose that partial withdrawal restrictions end once this rider is exercised.

18. Life Paid-Up Rider (p. 23): Please revise the description of this rider as follows. Tell what criteria determine eligibility for benefits under the rider. (*e.g.,* How big does the loan have to be? Is there a particular ratio of loan amount to contract value that is required? Can it be triggered by a drop in contract value due to poor investment experience?). Describe the benefit more clearly. (*e.g.,* What does it mean to stop deducting monthly policy charges "for the remaining death benefit?" Is the remaining death benefit reduced by the amount of unpaid charges?) Once in effect, how does the rider impact the other contract provisions? (*e.g.,* Can the contractowner repay the loan once the rider is in effect?) Provide more detail about the rider charge and the factors that affect it. If the charge does not vary based on personal characteristics, the representative insured numbers do not belong in the fee table. Please revise the table or supplement the disclosure as appropriate.

19. Surrender Charge Adjustment Rider (p. 24): Both on page 24 and in fee table, please state the amount of the rider charge independent of the standard sales charge applicable to all contracts.

20. Right to Exchange (p. 24): Please include an explicit statement saying that exercising this right to exchange terminates the variable life insurance policy, and the contractowner receives a fixed life insurance policy instead. If applicable, describe any change in the death benefit as a result.

21. Suicide (p. 24): Please explain to the Staff why Registrant is not required to pay the policy value invested in the variable account if it is greater than the amount described in the suicide payment formula on page 24. See Section 2(a)(32) of the Investment Company Act of 1940 ("40 Act").

22. Delay of Payments or Transfers (p. 25): The sentence immediately following the bullet points on page 25 does not summarize the situation clearly. Please restate it in terms of valuation of the transaction rather than payment of transaction proceeds. Redemptions are valued at the price next determined after receipt of the request; the bullet points state when this determination can be delayed.

23. Premiums Affecting Guarantee Provisions (pp. 25-26): The descriptions of how to calculate the "No-Lapse Guarantee Premium Requirement" and the "Death Benefit Guarantee Premium Requirement" are difficult to understand. Please clarify (a) how to calculate the corresponding <u>monthly</u> premiums affecting each equation; and (b) the relationship between the guarantee monthly payments and the guarantee premium requirements. *[Joyce, I totally don't understand how these two provisions work and how to follow the calculations and explanations they give for each…].*

24. Allocations of Premiums (pp. 27-28): Please revise the first sentence of this section so the parenthetical also describes how premiums received <u>on</u> the effective date are allocated.

25. Benefit Instructions (p. 29): Please clarify the procedure by which the beneficiary's choice of payment option is determined. Specifically, indicate how long a beneficiary has to select an option before the default option becomes operative. Does the death benefit accrue interest during the interim period before the beneficiary communicates his or her instructions to the insurance company? Can a beneficiary request a customized payout option that is not life contingent? In addition, please add disclosure providing a general description of the consequences of selecting the single life option instead of the joint and survivor option and vice versa. The description should clarify whether the payment options available for each are variable, fixed or a combination of both.

26. Change in Death Benefit Option (pp. 30-31): If correct, please state more directly that changing to death benefit Option 2 increases the Company's risk because this option's value may continue to increase; therefore, changing to Option 2 may require proof of insurability and increase COI charges.

27. IRS Definition of Life Insurance (pp. 31-33): The disclosure preceding the example on page 32 is troubling in that it states, "[p]olicy value assumptions may not be realistic." Please delete this language or provide an example that would not require this disclaimer.

28. Adjustment Option: Increase in Face Amount (p. 33): Please explain how the "adjustment conditional receipt premium" is determined. Also, in your response letter, please explain to the Staff the basis upon which you may hold the payment made with the adjustment application in your general account without interest for up to 60 days. The same comment applies with respect to premiums received with the reinstatement application mentioned on page 40.

29. Preferred Partial Surrender - Death Benefit Option 3 (p. 35): Please rewrite the section pertaining to partial surrenders under Death Benefit Option 3 in plain English. <u>See</u> Rule 421. The same comment applies to the parallel "Scheduled Partial Surrender" section on page 36.

30. Scheduled Partial Surrender (pp. 35-36): Please add disclosure explaining the circumstances in which the situation described in the final bullet point on page 35 would occur. Also, on page 36, does the last bullet point describing the reduction in face amount under a scheduled partial surrender mean that a contractowner does not receive an increase in face amount when s/he lowers the amount of the scheduled partial surrender? If this is correct, please state this explicitly.

31. Policy Loans (p. 37): Please add the word "negative" between "be" and "tax" in the last sentence under this heading.

32. Scheduled Loans (pp. 37-38): Please clarify what a scheduled loan is. The prerequisites described in the third sentence sound as though a scheduled loan is the equivalent of a withdrawal of earnings following the withdrawal of all premiums. If this is correct, say so explicitly. If not, please revise this sentence in addition to adding the requested clarifying language.

33. *Minimum Required Premium (pp. 39-40):* Please supplement the "cumulative premium shortfall" and "net surrender value shortfall" calculation disclosure (top of page 39) with a plain English explanation of what each value is and what it does. Also, if the calculation for each is the same in the "Reinstatement: Minimum Required Premium" section on pages 39 and 40, please say this. If not, please explain the difference.

34. *Frequent Trading and Market Timing (p. 43):* With respect to the Short-Term Trading policy, please clarify that an underlying fund may restrict exchanges to the extent that the contractowner tries to exchange into the fund and that you will honor those restrictions in the manner indicated.

35. *Appendix D - Illustrations (p. 67):* Please clarify that the Illustrations comply with the requirements of Item 26 of Form N-6. In particular, Item 26(h) requires that Portfolio Company fees and charges reflect the arithmetic average of the gross fees and expenses of all of the portfolios.

36. *Performance Data (SAI, p. 4):* The fourth paragraph under this heading states that the contingent deferred sales charge is assessed for policies surrendered within the first ten years of issue or face amount increase. The prospectus states that the charge applies for 14 years. Please reconcile. Also, confirm that the performance data reflects the acquired fund fees and expenses as required.

37. *Item 26(d) (Part C):* In your pre-effective amendment, please include the following riders as exhibits: Accelerated Benefits Rider, Death Benefit Advance Rider, and Extended Coverage Rider.

38. *Items 26(m) and (q) (Part C):* For the sample calculations provided, please follow the specific requirements described in Item 26(m) of Form N-6. In particular, please attend to the second and third sentences of the Item description. For Item 26(q), please disclose the insurance procedures for which Registrant and Depositor claim the stated redeemability exemption. See Item 26(q).

39. *Item 28 (Part C):* Please "indicate with appropriate symbols subsidiaries that file separate financial statements, subsidiaries included in consolidated financial statements or unconsolidated subsidiaries included in group financial statements. Indicate for other subsidiaries why financial statements are not filed." Item 28 of Form N-6.

40. *Item 29 Indemnification (Part C):* Please include the undertaking relating to indemnification as required under Rule 484 of the Securities Act of 1933, or explain why its inclusion is not required. Specifically, the language to which we refer is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registration pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable." 17 C.F.R. 230.484 at §230.484(a)(3).

41. *Miscellaneous:* Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. Also, please disclose to the Staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or any of its related riders. If there are not, include a representation in your response letter indicating that there are no such agreements, and the company will be primarily responsible for paying out any guarantees associated with the policy.

42. *Representations:* We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please file your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products